UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 4, 2022

VPC IMPACT ACQUISITION HOLDINGS III, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40161	86-1481509
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Victory Park Capital Advisors, LLC 150 North Riverside Plaza, Suite 5200 Chicago, IL 60606
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (312) 701-1777

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fourth of one redeemable warrant	VPCC.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	VPCC	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	VPCC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On January 4, 2022, VPC Impact Acquisition Holdings III, Inc., a Delaware corporation (the “Company” or “VPCC”), held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, a total of 23,593,855 (or 74.38%) of the Company’s issued and outstanding shares of common stock held of record as of November 12, 2021, the record date for the Special Meeting, were present either in person or by proxy, which constituted a quorum. The Company’s stockholders voted on the following proposals at the Special Meeting, each of which was approved. The final vote tabulation for each proposal is set forth below.

1.

To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of June 7, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among VPCC, Dave Inc., a Delaware corporation (“Dave”), Bear Merger Company I Inc., a Delaware corporation and a direct, wholly owned subsidiary of VPCC (“First Merger Sub”), and Bear Merger Company II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of VPCC (“Second Merger Sub” and together with the First Merger Sub, the “Merger Subs”), pursuant to which First Merger Sub will merge with and into Dave (the “First Merger”), with Dave being the surviving corporation of the First Merger (the “Surviving Corporation”), and immediately following the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger,” together with the First Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Second Merger Sub being the surviving company of the Second Merger as a wholly owned subsidiary of VPCC (VPCC following such Mergers, hereinafter referred to as the “Combined Company”). Following the Mergers, the Combined Company will operate under the name “Dave Inc.” and the Surviving Entity will operate under the name “Dave Operating LLC” (the “Business Combination Proposal”).

Votes For	Votes Against	Abstentions
22,703,814	885,991	4,050

2.

To consider and act upon a proposal to adopt the proposed Second Amended and Restated Certificate of Incorporation of the Company (the “Proposed Charter”) attached as Annex B to the proxy statement/prospectus (the “Charter Amendment Proposal”):

Votes For	Votes Against	Abstentions
22,703,713	885,991	4,151

The Governance Proposals — to consider and act upon, on a non-binding advisory basis, eight separate governance proposals relating to the following material differences between VPCC’s Amended and Restated Certificate of Incorporation (the “Existing Charter”) and the Proposed Charter to be in effect upon the completion of the Business Combination in accordance with the United States Securities and Exchange Commission requirements:

3A.

To consider and vote upon an amendment to VPCC’s Existing Charter to increase the total number of authorized shares of all classes of capital stock from 221,000,000 shares to, following the automatic conversion of all VPCC Class B common stock, par value $0.0001 (the “VPCC Class B Common Stock”) into VPCC Class A common stock, par value $0.0001 (the “VPCC Class A Common Stock”) immediately prior to the closing of the Business Combination (the “Closing”), 610,000,000 shares, which would consist of (a) 500,000,000 shares of Class A common stock of the Combined Company, par value $0.0001 (the “Combined Company Class A Common Stock”), (b) 100,000,000 shares of Class V common stock of the Combined Company, par value $0.0001 (the “Combined Company Class V Common Stock”) and (c) 10,000,000 shares of preferred stock of the Combined Company, par value $0.0001:

Votes For	Votes Against	Abstentions
21,971,519	1,618,140	4,196

3B.

To consider and vote upon an amendment to VPCC’s Existing Charter to authorize a dual class common stock structure pursuant to which holders of Combined Company Class A Common Stock will be entitled to one vote per share and holders of Combined Company Class V Common Stock will be entitled to ten votes per share on each matter properly submitted to the Combined Company’s stockholders entitled to vote:

Votes For	Votes Against	Abstentions
20,012,934	3,575,610	5,311

3C.

To consider and vote upon an amendment to VPCC’s Existing Charter to require, with respect to any vote to increase or decrease the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding), the affirmative vote of a majority of the holders of all of the then-outstanding shares of capital stock of the Combined Company entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, and no vote of the holders of the Combined Company Class A Common Stock voting separately as a class shall be required therefor:

Votes For	Votes Against	Abstentions
21,226,708	2,362,836	4,311

3D.

To consider and vote upon an amendment to VPCC’s Existing Charter to provide, subject to the special rights of the holders of any series of preferred stock of the Combined Company, that no director may be removed from the Combined Company board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class:

Votes For	Votes Against	Abstentions
21,095,510	2,493,024	5,321

3E.

To consider and vote upon an amendment to VPCC’s Existing Charter to require the affirmative vote of either a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (the “Whole Board”) or the holders of at least two-thirds (2/3) of the voting power of all then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, for the adoption, amendment, or repeal of any provision of the bylaws (in addition to any vote of the holders of any class or series of stock of required by applicable law or by the Proposed Charter of the Combined Company); provided, however, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal, then only the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws:

Votes For	Votes Against	Abstentions
20,016,710	3,571,834	5,311

3F.

To consider and vote upon an amendment to VPCC’s Existing Charter to require the affirmative vote of a majority of the board of directors and the holders of two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company for the adoption, amendment, or repeal of certain provisions of the Proposed Charter; provided that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal, then only the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of capital stock of the Combined Company will be required for the amendment or repeal of such provision:

Votes For	Votes Against	Abstentions
20,016,709	3,572,935	4,211

3G.

To consider and vote upon an amendment to VPCC’s Existing Charter to clarify that the exclusive jurisdiction of the Chancery Court of the State of Delaware shall not apply to suits brought to enforce any duty or liability under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of claims arising under the Securities Act:

Votes For	Votes Against	Abstentions
21,097,800	2,491,744	4,311

3H.

To consider and vote upon an amendment to VPCC’s Existing Charter to authorize all other proposed changes, including, among others, those (i) resulting from the Business Combination, including changing the post-business combination corporate name from “VPC Impact Acquisition Holdings III, Inc.” to “Dave Inc.” and removing certain provisions relating to VPCC’s prior status as a blank check company and VPCC Class B Common Stock that will no longer apply upon the Closing, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect:

Votes For	Votes Against	Abstentions
22,703,562	886,092	4,201

4.

A proposal to elect, assuming the Business Combination Proposal, the Charter Amendment Proposal and the Share Issuance Proposal (as defined below) are all approved and adopted, five directors to the Combined Company’s board of directors, with each Class I director having a term that expires at the Combined Company’s 2022 annual meeting of stockholders, each Class II director having a term that expires at the Combined Company’s 2023 annual meeting of stockholders, and each Class III director having a term that expires at the Combined Company’s 2024 annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death (the “Director Election Proposal”):

Nominee	Votes For	Votes Withheld
Charles “Skip” Paul (Class I)	22,703,686	890,169
Dan Preston (Class II)	22,703,696	890,159
Andrea Mitchell (Class II)	22,703,220	890,635
Jason Wilk (Class III)	22,703,686	890,169
Brendan Caroll (Class III)	21,954,487	1,639,368

5.	To approve and adopt the 2021 Equity Incentive Plan (the “2021 Plan”) and material terms thereunder (the “2021 Equity Incentive Plan Proposal”):

Votes For	Votes Against	Abstentions
22,344,232	1,243,958	5,665

6.	To approve and adopt the 2021 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”) and material terms thereunder (the “Employee Stock Purchase Plan Proposal”):

Votes For	Votes Against	Abstentions
22,698,537	889,768	5,550

7.

A proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for purposes of complying with applicable NYSE Listing Rules, the issuance of more than 20% of VPCC’s issued and outstanding common stock in connection with the Business Combination, the PIPE Investment (as defined in the proxy statement/prospectus) and any additional subscription agreements VPCC may enter into prior to Closing, and the related change in control (collectively, the “Share Issuance Proposal”):

Votes For	Votes Against	Abstentions
22,701,210	888,194	4,451

8.

A proposal to approve the Repurchase Agreement, dated as of June 7, 2021, by and among VPCC, Jason Wilk, Kyle Beilman and Dave wherein VPCC agreed to repurchase Combined Company Common Shares from Jason Wilk and Kyle Beilman at $10.00 per share, effective as of the Business Day following the effective time of the Second Merger (the “Repurchase Agreement”) and the transactions contemplated by the Repurchase Agreement (the “Repurchase Proposal”):

Votes For	Votes Against	Abstentions
22,700,663	888,841	4,351

The proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting was deemed not necessary and not acted upon at the Special Meeting because there were sufficient votes at the time of the Special Meeting to approve the adoption of the required proposals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VPC IMPACT ACQUISITION HOLDINGS III, INC.

By:	/s/ Gordon Watson
Name: Gordon Watson
Title: Chief Executive Officer

Dated: January 4, 2022